Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Amendment No. 1 to Registration Statement No. 333-116237 of Cytyc Corporation on Form S-3 of our report dated January 27, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph describing a change in accounting principle with respect to goodwill in the year ended December 31, 2002 and certain revisions, resulting from the change in accounting principle, to disclosures in the financial statements for the year ended December 31, 2001 which were audited by other auditors who have ceased operations, as disclosed in Note 2 to the consolidated financial statements), appearing in the Annual Report on Form 10-K of Cytyc Corporation for the year ended December 31, 2003, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

June 30, 2004